

Mailstop 4720

October 21, 2015

Christopher T. Holmes
Chief Executive Officer
First South Bancorp, Inc.
211 Commerce Street, Suite 300
Nashville, TN 37201

> **Re:** **First South Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 25, 2015**
> **CIK No. 0001649749**

Dear Mr. Holmes:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Prospectus Summary, page 1</u>

<u>Overview, page 1</u>

2.   When discussing your banking services, briefly highlight some of the characteristics of your commercial lending as well as the mortgage banking services. In this regard we note your disclosure starting on page 71 of the prospectus.

<u>Community Markets, page 5</u>

<u>Market characteristics and mix, page 5</u>

3.   Please update the tabular presentation in the middle of page 5 to reflect a more recent practicable date than June 30, 2014, or otherwise correct the date accordingly. Please address this comment also with respect to the statistic provided at the end of page 8. In addition, please provide the basis for your statement that your metropolitan markets are projected to grow annually at a rate of 4.3% as compared to a national average of 3.5%.

<u>Risk Factors, page 19</u>

<u>We are exposed to higher credit risk…[through] relationship exposure with a number of large borrowers, page 20</u>

4.   You disclose that your commercial, industrial and construction-based lending involves higher credit risks; these risks are exacerbated by the fact that because the loans are concentrated in a small number of larger borrowers, this leads to "relationship exposure." In particular, you disclose that as of June 30, 2015, First South had five relationships with over $10 million of outstanding borrowings. To help investor ascertain the risk of relationship exposure, please explain whether you believe to be dependent on these relationships and whether your provision for loan losses has been impacted or may be impacted because of the concentration of loans in a small number of borrowers. Please revise your disclosure to the extent necessary. In this regard, please note the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

<u>We depend on a third-party service provider for our mortgage loan servicing business…, page 33</u>

5.   We note your disclosure that you are dependent on the services of Cenlar Federal Savings Bank to provide mortgage loan servicing business through a subservicing contract. Please tell us why you are not required to file this agreement as an exhibit to the registration statement. For guidance, please refer to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 166

Agreements with NEOs, page 166

6.   Please file the employment agreement and the change in control agreements as exhibits to the registration statement.

Deferred compensation, page 167

7.   Please expand your disclosure to provide some context around the $3 million in deferred compensation to be payable at the earlier of separation from service, the company's change in control or December 31, 2019, as well as the basis for disclosing this payment as year 2014 compensation. Please also file the Deferred Compensation Agreement as an exhibit to the registration statement.

Signatures

8.   Please ensure that the registration statement is also signed by the controller or principal accounting officer. Refer to Instruction 1 to Signatures in Form S-1.

Financial Statements

9.   Please place the financial statements inside the prospectus rather than at the back of the registration statement.

        You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Ben Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Kyle G. Healy, Esq.